UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___) *

             Meritage Hospitality Group Inc., a Michigan corporation
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                                (Name of Issuer)

                          Common Shares, $.01 par value
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                         (Title of Class of Securities)

                                   59000K 10 1
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                                 (CUSIP Number)

                             Robert E. Schermer, Sr.
                     c/o Robert W. Baird & Co. Incorporated
                       333 Bridge Street, N.W., Suite 1000
                          Grand Rapids, Michigan 49504
                                 (616) 459-4491
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  JULY 31, 1997
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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


CUSIP NO.  59000K 10 1            Schedule 13D          Page   2  of  5    Pages
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  1    NAME OF REPORTING PERSON
       S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Robert E. Schermer, Sr.
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  [ ]
                                                                      (b)  [ ]
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  3    SEC USE ONLY

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  4    SOURCE OF FUNDS

       OO
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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO TIME 2(d) OR 2(e)                                                [ ]
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  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States, State of Michigan
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                       7     SOLE VOTING POWER

                               161,390
                       ---------------------------------------------------------
     NUMBER OF         8     SHARED VOTING POWER
      SHARES
   BENEFICIALLY                  2,000
   OWNED BY EACH       ---------------------------------------------------------
     REPORTING         9     SOLE DISPOSITIVE POWER
    PERSON WITH
                               161,390
                       ---------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                                 2,000
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       163,390
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.0%
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  14   TYPE OF REPORTING PERSON

       IN
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


ITEM 1.  SECURITY AND ISSUER.

     This Schedule 13D relates to the Common Shares, $.01 par value per share, of Meritage Hospitality Group Inc. ("Meritage"), a Michigan corporation. Meritage's principal executive offices are located at 40 Pearl Street, N.W., Suite 900, Grand Rapids, Michigan 49503.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)  Robert E. Schermer, Sr.

     (b) c/o Robert W. Baird & Co. Incorporated, 333 Bridge Street, N.W., Suite 1000, Grand Rapids, Michigan 49504.

     (c)  Mr. Schermer is Senior Vice President and Managing  Director of Robert
          W. Baird & Co. Incorporated, an investment banking and securities brokerage firm. He is also Chairman of the Board of Directors of Meritage.

     (d)  Mr. Schermer,  during the last five years, has not been convicted in a
          criminal   proceeding   (excluding   traffic   violations  or  similar
          misdemeanors).

     (e) Mr.Schermer, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Schermer being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On July 31, 1997, Mr. Schermer became entitled to 143 newly issued Meritage Hospitality Group Inc. Common Shares as a result of compensation due to Mr. Schermer pursuant to the Meritage Hospitality Group Inc. Directors' Compensation Plan. Pursuant to this Plan, directors are compensated $1,000 for each Board of Directors Meeting attended in person. Payment is made in Meritage Common Shares and is calculated by dividing the dollar amount of the fee by the average of the per share Fair Market Value of the Meritage Common Shares, provided the per share Fair Market Value of the Common Stock shall not be less than Seven Dollars ($7.00). The compensation which Mr. Schermer earned at the July 31, 1997 Board of Directors meeting resulted in Mr. Schermer becoming a holder of over 5% of Meritage's outstanding Common Shares.

ITEM 4.  PURPOSE OF TRANSACTION.

     Mr. Schermer has acquired his present position in the Common Shares as an investment.

     From time to time, Mr. Schermer may acquire additional Common Shares of Meritage, or dispose of such Common Shares.




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




     Other than as set forth above, Mr. Schermer has no plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of Meritage, or the disposition of securities of Meritage;

     (b)  an   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving Meritage or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of Meritage or any of its subsidiaries;

     (d) any change in the present board of directors or management of Meritage, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of Meritage;

     (f)  any  other  material  change  in  Meritage's   business  or  corporate
          structure;

     (g) changes in Meritage's articles of incorporation or by-laws or other action which may impede the acquisition of control of Meritage by any person;

     (h) causing a class of securities of Meritage to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

     (i)  any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)  See page 2, nos. 11 and 13.

     (b) See page 2, nos. 7, 8, 9 and 10. The 2,000 shares listed under "Shared Voting" and "Dispositive Powers" are owned by Mr. Schermer's spouse.

     (c)  Acquisitions by Mr. Schermer during the last 60 days were as follows:

          - On 6/16/97, Mr. Schermer acquired 143 Common Shares pursuant to the Directors' Compensation Plan. (See Item 3 above.)

          - On 7/31/97, Mr. Schermer became entitled to receive 143 Common Shares pursuant to the Directors' Compensation Plan. (See Item 3 above.)

     (d)  None.

     (e)  Not applicable.





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



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In March 1997, Meritage borrowed $750,000 from Robert E. Schermer,  Sr. The note is unsecured and requires monthly payments of interest only at prime plus 8%, provided the Company is not in default under its long-term financing with its primary lender. Unpaid principal and accrued interest must be paid by the later of December 31, 1997 or 91 days after the Company's long-term financing with its primary lender is paid off.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     None.

                                   SIGNATURES

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  August 5, 1997                          /s/ Robert E. Schermer, Sr.
                                                --------------------------------
                                                Robert E. Schermer, Sr.





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